Exhibit 21


                           SUBSIDIARIES OF REGISTRANT



Tompkins Trust Company, which is wholly-owned by the Company, and its subsidiary Tompkins Real Estate Holdings, Inc., which is approximately 99% owned by Tompkins Trust Company.

The Bank of Castile, which is wholly-owned by the Company, and its subsidiary Castile Funding Corporation, Inc., which is approximately 99% owned by The Bank of Castile.

The Mahopac National Bank, which is wholly-owned by the Company, and its subsidiary Mahopac Funding Corporation, Inc., which is approximately 99% owned by The Mahopac National Bank.

Tompkins Insurance Agencies, Inc., which is wholly-owned by the Company.